CUSIP No.: 784018103

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Rule 13d-101

Under The Securities Exchange Act of 1934

(Amendment No. 2)*

SCM MICROSYSTEMS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

784018103

(CUSIP Number)

Mr. Fabien Nestmann

BLUEHILL ID AG

Dufourstrasse 121

St. Galen, Switzerland CH-9001

011-41 44 783 80 43

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 784018103

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Bluehill ID AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,144,334
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 1,144,334
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,144,334
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Schedule 13D

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.001 par value (the “Common Stock”) of SCM Microsystems, Inc. (the “Issuer”) having its principal executive office at Oskar-Messter-Str. 13, 85737 Ismaning, Germany.

Item 2.	Identity and Background.

Bluehill ID AG (“Bluehill”) is an investment and holding company organized under the laws of Switzerland and established for investments in the radio frequency identification and security industry. Bluehill was registered on March 26, 2007 in the commercial register of the Canton of St. Gallen in Switzerland under the number CH-320.3.061.004-0 for an unspecified duration. The address of Bluehill’s principal office is Dufourstrasse 121, CH-9001 St. Gallen, Switzerland.

During the five years prior to the date hereof, the Reporting Person has not been convicted in a criminal proceeding or has been party to a civil proceeding ending in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Set forth in Annex A to this Schedule 13D is the name, residence or business address and present principal occupation or employment of Bluehill’s executive officers and directors, or control persons, and the name, principal business and address of any corporation or other organization in which such employment is conducted.

Item 3.	Source and Amount of Funds or Other Consideration.

The 173,019 shares of Common Stock acquired by Bluehill since the purchases reported on its Amendment No. 1 to Schedule 13D with respect to the Issuer filed on February 19, 2009 (“Amendment No. 1”) were acquired in open market transactions, using Bluehill’s working capital, for an aggregate purchase price of 341,730.14 (EUR). No other funds or consideration were borrowed or obtained for purposes of acquiring the Shares.

Item 4.	Purpose of Transaction.

Bluehill obtained the Shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, Bluehill may dispose of or acquire additional securities of the Issuer. Except as set forth in this Amendment No. 2 to Schedule 13D, Bluehill does not have any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) Bluehill is the holder of record of an aggregate of 1,144,334 shares of Common Stock (the “Shares”), which constitute 7.3% of the Issuer’s outstanding Common Stock, based on the 15,743,515 shares of Common Stock reported as outstanding as of February 11, 2009 on the Issuer’s Notice of Special Meeting of Shareholders as filed with the SEC pursuant to Rule 424(b)(3) on February 13, 2009. Bluehill has sole voting and dispositive power with respect to the Shares.

(b) Set forth in Annex A to this Schedule 13D is information relating to the interests of Bluehill’s executive officers and directors, or control persons, in securities of the Issuer.

(c) Bluehill has not engaged in any transaction in any shares of Common Stock subsequent to the transactions reported on Amendment No. 1, except as follows:

Purchaser	Trade Date	No. of Shares	Price per Share*	Where/How Effected
Bluehill	02/18/2009	15,734	$2.610	Nasdaq/open market purchase
Bluehill	02/19/2009	2,000	$2.610	Nasdaq/open market purchase
Bluehill	02/20/2009	1,600	$2.610	Nasdaq/open market purchase
Bluehill	02/23/2009	6,700	$2.630	Nasdaq/open market purchase
Bluehill	02/27/2009	2,000	$2.590	Nasdaq/open market purchase
Bluehill	03/03/2009	56,614	1.90 Euro	private purchase
Bluehill	03/03/2009	26,800	$2.590	Nasdaq/open market purchase
Bluehill	03/04/2009	1,300	$2.590	Nasdaq/open market purchase
Bluehill	03/05/2009	100	$2.590	Nasdaq/open market purchase
Bluehill	03/06/2009	2,800	$2.590	Nasdaq/open market purchase
Bluehill	03/09/2009	585	$2.590	Nasdaq/open market purchase
Bluehill	03/13/2009	400	$2.590	Nasdaq/open market purchase
Bluehill	03/13/2009	2,450	$2.590	Nasdaq/open market purchase
Bluehill	03/16/2009	20,000	1.99 Euro	Frankfurt Stock Exchange (“FSE”)/open market purchase

Purchaser	Trade Date	No. of Shares	Price per Share*	Where/How Effected
Bluehill	03/20/2009	28,700	$2.56	Nasdaq/open market purchase
Bluehill	03/23/2009	4,000	1.93 Euro	Frankfurt Stock Exchange (“FSE”)/open market purchase
Bluehill	03/26/2009	1,236	1.96 Euro	Frankfurt Stock Exchange (“FSE”)/open market purchase

*	The symbol “$” indicates that the price per Share was denominated in United States Dollars and (EUR) indicates that the price per Shares was denominated in Euros.

(d)	Not applicable.

(e)	Not applicable

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 30, 2009

BLUEHILL ID AG

By:	/s/ Ayman S. Ashour
Ayman S. Ashour
Chief Executive Officer & Chairman

Annex A

The following tables set forth the name, present principal occupation or employment, and citizenship of each director and executive officer of Bluehill ID AG. The business address for each of the named persons is Bluehill ID AG, Dufourstrasse 121, CH-9001, St. Gallen, Switzerland.

Name	Principal Occupation	Citizenship
Ayman S. Ashour	Chief Executive Officer and Chairman, Bluehill ID AG	United States

Werner Vogt	Director of Bluehill ID AG and Chairman of Multicard AG, a wholly-owned subsidiary of Bluehill	Switzerland

Daniel S. Wenzel	Director of Bluehill ID AG	Germany

Melvin C. Denton-Thompson	Chief Financial Officer and Chief Operating Officer Bluehill ID AG	United Kingdom

Mr. Ashour and Mr. Wenzel are members of the Board of Directors of Bluehill Capital Management AG which holds 157,278 shares of Bluehill representing approximately 0.6% of Bluehill.

Mr. Wenzel is a member of the Board of Directors of Mountain Partners AG, Mountain Super Angel AG, and Rosenburg Venture AG which hold 6,031,676, 1,949,363 and 816,084 shares of Bluehill, respectively, representing approximately 23.9%, 7.7% and 3.2% of Bluehill, respectively.

During the past five years, none of Mr. Ashour, Mr. Vogt, Mr. Wenzel or Mr. Thompson has been convicted in a criminal proceeding or has been party to a civil proceeding ending in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Except as set forth below, none of Mr. Ashour, Mr. Vogt, Mr. Wenzel or Mr. Thompson is the beneficial owner of any shares of the Issuer.

In September 2003, Mr. Ashour co-founded Hirsch EMEA, Inc. (“Hirsch EMEA”) and served as a director of Hirsch EMEA until December 15, 2008. Mr. Ashour also served as a director of Hirsch Electronics Corporation (Hirsch Electronics”) until November 17, 2008. In connection with the sale of shares of Hirsch EMEA to Hirsch Electronics, Mr. Ashour acquired 52,000 shares of the common stock of Hirsch Electronics. Hirsch Electronics has also issued warrants to acquire 3,000 shares of its common stock to Mr. Ashour as compensation for his services as a director.

On December 10, 2008, the Issuer announced that it had entered into an Agreement and Plan of Merger (such transaction, the “Merger”) with Hirsch Electronics pursuant to which, if the Merger is consummated and subject to certain adjustments, each share of the common stock of Hirsch Electronics will be converted into the right to receive (i) $3.00 in cash without any interest thereon, (ii) two shares of Common Stock and (iii) a warrant to purchase one share of the Common Stock at an exercise price of $3.00 per share which warrant is exercisable for two years following the third anniversary of the effective time of the Merger (the foregoing, the Merger Consideration Per Share”). In addition, if the merger is consummated and subject to certain adjustments, each warrant to acquire common stock of Hirsch Electronics will be exchangeable for a warrant to purchase a number of shares of Common Stock equal to (i) the number of shares of common stock of Hirsch Electronics that could have been purchased upon the exercise in full of such warrant multiplied by the Conversion Ratio as defined below), rounded down to the nearest whole share and the exercise price for each share of Common Stock subject to such warrant will be equal to the exercise price under the applicable warrant to acquire shares of Hirsch Electronics common stock divided by the Conversion Ratio, rounded up to the nearest cent. “Conversion

Ratio” means the quotient equal to (i) the Aggregate Value of the Merger Consideration Per Share divided by (ii) the 30-day volume weighted average price of the Common Stock as reported on Nasdaq during the 30 days prior to the effective time of the Merger. “Aggregate Value of the Merger Consideration Per Share” means the aggregate dollar value of the Merger Consideration Per Share, with the value of the Common Stock to be calculated based on the 30-day volume weighted average price of Common Stock as reported on Nasdaq during the 30 days preceding the day prior to the effective time of the Merger and the value of warrants to purchase the Issuer’s Common Stock determined using the Black-Scholes pricing model and such assumptions as the Issuer and Hirsch Electronics deem reasonable and appropriate.

None of Mr. Ashour, Mr. Vogt, Mr. Wenzel or Mr. Thompson is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of the Issuer.